

December 28, 2021

John Noble Harris
Chief Executive Officer
Blackstar Enterprise Group, Inc.
4450 Arapahoe Ave., Suite 100
Boulder, CO 80303

      Re: Blackstar Enterprise Group, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed November 22, 2021
          File No. 333-257978

Dear Mr. Harris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors Related To Our Business, page 8

1. Referencing your responses to prior comments 4 and 5 and your disclosures on pages 31-33, please add a risk factor discussing the risks related to operating your Digital Trading Platform and partnering with or purchasing a broker dealer or an alternative trading system. Please also revise to include risk factor disclosure regarding the digital shares.

Item 9. Description of Securities
Digital Shares, page 25

2.   Referencing your response to prior comment 1 and the new disclosures to further describe the digital shares, please revise to:
   • clarify the statement that "the share underlying the convertible notes will likely be in book-entry form" to explain why the form of the securities is uncertain or advise; and
   • elaborate on any plans to engage a custodian for the BlackStar digital trading platform, describing in further detail the security and custodial protections to be provided to digital equity holders and addressing how or if these differ from the services provided by a traditional custodian (e.g., the settlement, safekeeping and reporting of customers' assets).

3.   Referencing your response to prior comment 2 and the new disclosures on plans to issue Digital Shares and BlackStar Digital Equity in lieu of the current form of your common shares, please clarify whether BlackStar Digital Equity will be uncertificated and what differentiates "BlackStar Digital Equity" and "Digital Shares" from electronic shares generally and from the shares registered on this registration statement. Consider refining your definitions or providing a tabular presentation of the material characteristics of each of the Digital Shares and the shares being registered here to highlight the material differences.

4.   Referencing the new disclosure on page 27 "In the future, the option to select BlackStar Digital Equity will be made available to shareholders of DWAC eligible registered common stock or free trading shares, after the BDTP TM platform is operational," please clarify how the option will be communicated and the mechanics of the selection and exchange, including a step-by-step description of any steps holders must take to transfer the shares for trading on the future BlackStar Digital Trading Platform and the role of the transfer agent and others in that process.

5.   We note your disclosure on page 30 that "BlackStar is currently building the referenced digital equity trading platform in order to trade BlackStar shares as registered Digital Shares, only after the securities have been registered with the Securities and Exchange Commission." We also note that the common shares are registered under Section 12(g) of the Securities Exchange Act of 1934. Please revise to clearly state whether the digital shares are fungible with the common shares, and address whether there will be differences in how the common shares trade as compared to the digital shares. If you intend for there to be a single class of securities, please provide us with your legal analysis as to why the issuance of digital shares and BlackStar digital equity will not represent the issuance of a security different from the common stock. In your response, please provide a detailed explanation of why a single class of securities may be held in different forms with different rights and privileges under applicable state law.

Item 11. Description of the Business
Current Business
BlackStar Digital Trading Platform TM, page 30

6. Referencing your response to prior comment 6, please further describe the security
    measures that will be in place to protect the theft or loss of digital equity, including
    custodial responsibilities and any division thereof.

7. Please further clarify the statement that the indication of interest feature for future
    offerings, which you refer to as the 'Internet Digital Offering ^{TM}' or 'IDO ^{TM}' would
    include a "method of facilitating a public offering for a company on an immutable
    blockchain comprising drafting a preliminary prospectus by the company interested in
    raising capital."

8. Please revise to provide clear disclosure about the platform under this heading. In
    addition, and in this vein, please revise your disclosure to explain the following assertions:

    • "The Company intends to integrate BDTP TM with the existing FINRA and SEC
      regulated brokerage ecosystem in order to trade BlackStar digital shares;"
    • "The intent of BDTP TM is to complement, compete with, and create arbitrage price
      opportunity with the market makers in the brokerage ecosystem;"
    • "The Company's BDTP TM cash trading market concept will be similar to the spot
      market in commodities trading wherein the last trade would represent a cash buyer
      and a willing seller delivering registered shares;"
    • "BlackStar believes that a spot market could promote shareholder confidence,
      produce liquidity from price movement or arbitrage, and offer low cost of entry and
      easy access to Bid and Offer prices for both shareholders and speculators;" and
    • "An additional benefit to the spot market is that it is designed to be decentralized,
      shielding it from malicious short selling that is present in other parallel markets."

Regulatory Challenges, page 33

9. Noting your response to prior comment 8 and references to the CFTC, please clarify why
    you reference the CFTC and whether CFTC regulations will apply to operation of the
    BlackStar digital trading platform. If not applicable, please remove such references.

10. We note that the disclosure includes statements about regulatory authorities and required
    approvals or access to information. Please explain in greater detail the partnerships or
    access to which you refer, or remove these references. In addition, please clarify what the
    terms "Certificate Holder" and "Certificate Authorities" mean. For example purposes
    only, we note the following statements:
    • "The BDTP TM is a private blockchain with privately appointed Certificate Holders
      that can access the blockchain (e.g. regulatory agencies);" and
    • "We intend to trade only registered shares of BEGI on our blockchain platform, and
      to enable the SEC, FINRA and BlackStar to be the Certificate Authorities on the

blockchain trading platform once implemented."

Please contact Jessica Livingston, Attorney-Advisor, at 202-551-3448 or Sandra Hunter Berkheimer, Legal Branch Chief, at 202-551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance